UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAI INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

12477X106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 12477X106

1.	NAMES OF REPORTING PERSONS Development Bank of Japan Inc.(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,691,760(2)
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,691,760(2)
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,760(2)
10.	CHECK ☐ IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.44%(3)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Effective October 1, 2008, Development Bank of Japan Inc. (“DBJ”) succeeded to substantially all the assets, and assumed all of the obligations of, Development Bank of Japan.

(2)	Effective December 24, 2008, the 1,691,760 shares of Common Stock, par value $.0001 per share, representing 9.44% of the shares of CAI International, Inc. owned by DBJ Value Up Fund, a wholly-owned subsidiary of DBJ, were transferred to DBJ. As of the date of the filing of this Amendment No. 1 to Schedule 13G, the DBJ Value Up Fund does not own, directly or indirectly, shares of CAI International, Inc.

(3)	Based on 17,920,778 shares of Common Stock, par value $.0001 per share of CAI International, Inc. outstanding as of October 31, 2008, as disclosed by CAI International, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008.

Item 1.	(a)	Name of Issuer:

CAI International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

One Embarcadero Center, Suite 2101, San Francisco, CA 94111

Item 2.	(a)	Name of Person Filing:

Development Bank of Japan Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

Development Bank of Japan Inc. 1-9-1, Otemachi, Chiyoda-ku, Tokyo 100-0004 Japan

	(c)	Citizenship:

Japan

	(d)	Title of Class of Securities:

Common Stock, par value $.0001

	(e)	CUSIP Number:

12477X106

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13(d)-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13(d)-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13(d)-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 1,691,760.

(b) Percent of Class: 9.44%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 1,691,760.

(ii) shared power to vote or to direct the vote: 0.

(iii) sole power to dispose or to direct the disposition of: 1,691,760.

(iv) shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of CAI International, Inc. held by DBJ.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2009

DEVELOPMENT BANK OF JAPAN INC.

By:	/s/ Yoshihiko Nogami
Name:	Yoshihiko Nogami
Title:	Senior Advisor, Office for Public and Corporate Social Responsibility, Corporate Planning & Coordination Department